SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

October 28, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Re: SolarMax Technology, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 12, 2022

File No. 333-266206

Ladies and Gentlemen:

This letter is in response to the letter dated August 29, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company,” “we,” and “our”) and one oral comment given to our counsel. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 2 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 19, 2022

Prospectus Summary

Permission required to obtain from Chinese authorities to operate and issuer securities to foreign investors, page 9

1.

We reissue comment 3. Please disclose in this section how you determined that you are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. This includes the statement that "neither we nor our PRC subsidiaries are currently subject to any pre-approval requirement from the CAC to operate our business or conduct this offering, subject to PRC government’s interpretation and implementation of the draft measures after they take effect." Please reconcile with the disclosure that "because of our China Segment, we could be subject to additional requirements that we obtain preapproval of the CSRC and potentially other regulatory authorities to pursue this offering, including a cybersecurity review potentially required under the Cybersecurity Review Measures." Please clarify the preapproval that you may be subject to and discuss whether you have obtained such preapproval. To the extent you have not, please provide clear disclosure of the risks and potential impact failure to obtain such preapprovals may have upon the company and this offering.

Response: We have added language to state that our belief is based on the opinion of AllBright Law Offices that neither the Company nor its PRC subsidiaries are currently subject to pre-approval from the CAC to operate our business or conduct this offering. We also disclose the reasons that we do not believe that we are subject to preapproval by the CSRC.

Risk Factors, page 16

2.

We partially reissue comment 2. Please expand upon your risk factor on page 38 discussing inflation and supply chain issues to clearly discuss the extent to which your US operations have been affected by supply chain issues to date. Similarly revise the disclosure in the disclosure in the MD&A.

Response: We expanded the disclosure of inflation and supply chain issues to discuss the impact of inflation and supply chain issues for our US operations, and we also discussed the manner in which these issues are currently affecting our operations in both the United States and China.

Use of Proceeds, page 63

3.

We reissue comment 4. Please revise this section to clearly disclose that the proceeds may be used for the payment of short term debt and include the amount of proceeds allocated to such payments. In addition, for each debt, please disclose the interest rate and maturity date.

Division of Corporation Finance

October 28, 2022

Response: The Company does not plan to pay any short-term debt from the proceeds of this offering. The Company has been making interest and principal payments on the convertible notes from operating cash. Nonetheless, it is possible that we may use a portion of the proceeds of this offering to make payments with respect to the EB-5 loans, and disclosure is included in the Use of Proceeds and in the Risk Factors.

Capitalization, page 64

4.

It does not appear that you have updated the as adjusted column to reflect the expected repayment of the $2.0 million note to an unrelated person that you refer to within footnote 1 to the table. Please revise or advise.

Response: The Use of Proceeds section has been revised. The maturity date of the $2.0 million note to the unrelated person has been extended to December 31, 2023, and we do not plan to use the proceeds of the offering to make such payment. Note 1 to the Capitalization table has been revised to discuss the payments that are to be made with the proceeds of the offering.

Management’s Discussion and Analysis, page 65

5.

We note your response to comment 7 and we reissue it in part. Please specify whether the principal factors contributing to the inflationary pressures and supply chain issues the company has experienced are known trends, events, and uncertainties that have materially impacted your results of operations or capital resources. Identify actions taken or planned if any, to mitigate the impact of these factors. Finally, please discuss whether these factors materially affect your outlook or business goals.

Response: We have expanded the disclosure in greater detail in the Management’s Discussion and Analysis the effects of inflation and supply trends that have affected and are affecting the Company and its business, actions taken to address these issues and the extent that these factors are affecting the Company’s business.

Notes to Consolidated Financial Statements

2, Basis of Presentation and Summary of Significant Accounting Policies

Contract Balances, page F-58

6.	We note your response to our comment 10. Please address the following:

•

Please tell us when such perfunctory administrative procedures are expected to be accomplished and as a result such amounts will be billed as we note that the most recent China project has been complete since June 30, 2021. In addition, please tell us the factors that led the Company to believe such unbilled amounts are still considered realizable as of March 31, 2022. To the extent the Company has begun billing such amounts subsequent to March 31, 2022, please tell us how much of the outstanding unbilled amounts have been billed and how much have been subsequently collected through the latest date available.

•

Further, to the extent the Company is aware of any negative trends that may be impacting its ability to bill and collect its unbilled receivables, please revise you filing to disclose such trends in your MD&A. We remind you that your disclosures in your MD&A should provide quantified material trends and known material uncertainties when available so that investors can understand the business through the eyes of management. See Item 303 of Regulation S-K. See also Section 501 of the Financial Reporting Codification.

Response: The disclosure in Note 2 and in the Management’s Discussion and Analysis has been revised. In China, it is necessary to make personal contact with the appropriate representatives of SPIC before the unbilled receivable is billed. Because of China’s zero tolerance policy with respect to COVID-19, we were not able to meet with the appropriate representatives of SPIC. These meetings have been held and billings have been made, with the result that the amount billed will be classified as accounts receivable at September 30, 2022. SPIC has agreed to accept billing on the remainder of the unbilled amount in the fourth quarter of 2022. The Company expects to collect all or substantially all of the amount billed. No event has occurred which would lead the Company to believe that any reserve should be set up.

Exhibits

7.	We reissue comment 11. Please revise the opinion of counsel filed as Exhibit 5.2 to consent to each section where counsel is named in the prospectus.

Division of Corporation Finance

October 28, 2022

Response: The opinion has been revised and refiled.

August 26, 2022 Protocol among the CSRC and the Ministry of Finance of the PRC and the PCAOB.

8.

Please discuss the August 26, 2022 Protocol among the CSRC and the Ministry of Finance of the PRC and the PCAOB, and note that, notwithstanding the Protocol, if the PCAOB is not able to inspect or investigate completely, your common stock may be delisted from Nasdaq

Response: We have included disclosure of the Protocol and the fact that if the PCAOB is not able to fully inspect or investigate our auditor’s work papers, Nasdaq may delist our common stock.

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC